Exhibit 21.1

Paratek Pharmaceuticals, Inc.

Subsidiaries

Paratek Bermuda Ltd.

Paratek Ireland Limited

Paratek Pharma, LLC

Paratek Securities Corporation

Paratek UK Limited

Transcept Pharma, Inc.